August 23, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

       Re: Invech Holdings, Inc.
           Amendment No. 9 to Registration Statement on Form S-1
           Filed August 16, 2024
           File No. 333-276779
Dear Rhonda Keaveney:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Amendment No. 9 to Registration Statement on Form S-1
General

1. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing as appropriate.
2. We note that Exhibit 5.1 references the offering of 2,462,293 shares. We also note that you revised the offering to cover the offering of 3,277,416 shares by the selling shareholders. Please have legal counsel revise their legal opinion and refile it as Exhibit
       5.1.
 August 23, 2024
Page 2

       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Rhonda Keaveney